Exhibit 7(c)

REINSURANCE AGREEMENT NO. FUV-1 BETWEEN TRANSAMERICA LIFE

INSURANCE COMPANY AND UNION HAMILTON REINSURANCE

LIMITED

Automatic Modified Coinsurance Agreement No. FUV-1

(referred to as Agreement)

Between

Transamerica Life Insurance Company

Of Cedar Rapids, Iowa

(referred to as Reinsured)

And

Union Hamilton Reinsurance Limited

Of Hamilton, Bermuda

(referred to as Reinsurer)

Effective April lst, 2001

Contents

Articles

I	Automatic Reinsurance	3
II	Liability	3
III	Plan and Amount of Insurance	3
IV	Reinsurance Premiums	4
V	Payments by Reinsurer	4
VI	Reporting and Payments	5
VII	Annuitization	5
VIII	Deposits of the Reserve	5
IX	Interest Credit on Modified Coinsurance Reserve and Modified Coinsurance Reserve Adjustment	6
X	Reserve Basis	6
XI	General Provisions	7
XII	Recapture	9
XIII	Arbitration	9
XIV	Improper Solicitation of Policy Owners	10
XV	Segmented Asset Portfolio	11
XVI	Interest Credited on Policies	13
XVII	DAC Tax - Section 1.848-2(g)(8) Election	14
XVIII	Duration of Agreement	15
XIX	Entire Agreement	15
XX	Execution	16

Schedules

A	Business Reinsured	17
B	Basis of Reinsurance	18
C	Commission and Expense Allowances	19
D	Quarterly Periodic Report	21
E	Regulatory / Tax / Due Diligence Reporting	23
F	Interest Credit on Modified Coinsurance Reserve	24
G	Modified Coinsurance Reserve Adjustment	25
H	Investment Expense Charges	26
I	Investment Philosophy and Guidelines	27
J	Reinsured’s Option to Recapture	29
K	Initial Segmented Portfolio	31

This Index will be revised once all other revisions to the Treaty have been decided.

The Reinsured and the Reinsurer mutually agree to reinsure on the terms and conditions set out below.

Article I

Automatic Reinsurance

1.	Insurance. The Reinsured will cede and the Reinsurer will accept as reinsurance the policies written by the Reinsured as shown in Schedule A.

2.	Coverage. The policies reinsured in Schedule A are the Deferred Annuity policies issued by Reinsured. Reinsurance will be limited to the quota share percentage as provided in Schedule B.

3.	This Agreement will be limited to the products shown in Schedule A.

Article II

Liability

1.	Liability. The liability of the Reinsurer on any reinsurance under this Agreement begins upon the effective date of this Agreement as set forth in Article XX and ends after all policies reinsured have been terminated or recaptured. The liability of the Reinsurer to the Reinsured under this Agreement will coexist with the liability of the Reinsured under the policies reinsured.

2.	The liability of the Reinsurer shall be settled and paid to the Reinsured quarterly on the basis of the quarterly reports prepared by the Reinsured in the form of Schedule D.

3.	This is a contract solely between the Reinsured and the Reinsurer. The obligations under this contract of the Reinsurer are solely to the Reinsured and those of the Reinsured solely to the Reinsurer.

Article III

Plan and Amount of Insurance

1.	Plan. Reinsurance under this Agreement will be on the reinsurance basis in accordance with Schedule B.

2.	Reduction and Terminations. If any of the policies reinsured under this Agreement are reduced or terminated by payment of a death benefit, withdrawal or surrender, the reinsurance will be reduced proportionately.

Article IV

Reinsurance Premiums

1.	The reinsurance premium to be paid to the Reinsurer by the Reinsured with respect to each reinsured policy will be the quota share percentage, as specified in Schedule B, of the gross premium less transfers to the Reinsured’s separate account and plus transfers from the Reinsured’s separate account. The Reinsured’s separate account shall be maintained such that the separate account liabilities for the reinsured policies is equal to the market value of the assets in the variable subaccounts.

2.	Gross premiums shall include deposits received as the result of a withdrawal of funds from policies issued by the Reinsured, but not originally reinsured under this Agreement (e.g. internal transfers)

Article V

Payment by Reinsurer

1.	Benefits. The Reinsurer shall pay the Reinsured the Reinsurer’s quota share percentage of:

(a)	the Death Benefit payable upon death paid by the Reinsured,

(b)	the Surrender Values paid by the Reinsured,

(c)	the Withdrawal Benefits paid by the Reinsured,

(d)	the Nursing Home, Hospitalization and Terminal Illness Benefits paid by the Reinsured.

2.	Benefits with respect to the reinsured policies shall include benefits paid for the purpose of funding other policies issued by the Reinsured that are not reinsured under this Agreement (e.g. internal transfers).

3.	Commission and Expense Allowances. The Reinsurer will pay the Reinsured the initial ceding commission, agent commissions and expense allowances as outlined in Schedule C with respect to the reinsured policies.

Article VI

Reporting and Payments

1.	The Reinsured will provide the Reinsurer with information necessary to properly account for the business reinsured. Information will be provided on an aggregate consolidated basis.

2.	Not later than thirty (30) days after the end of each calendar quarter, the Reinsured will submit a report substantially in accordance with Schedule D. The Reinsured agrees to provide or make available to the Reinsurer such documentation as may be necessary to support the items reported.

If a net amount is owed the Reinsurer, the Reinsured shall enclose payment with the quarterly report. If a net amount is owed Reinsured, the Reinsurer shall remit within fifteen (15) days of the receipt of the quarterly report. The amount owed shall be increased by interest at 11.78% compounded daily for each day that the remittance is late.

3.	The Reinsured and Reinsurer will provide additional information to one another in accordance with Schedule E.

Article VII

Annuitization

1.	Any policy annuitizing (going into pay-out status under an immediate annuity plan or guaranteed settlement option) shall be deemed to be recaptured by the Reinsured.

2.	Upon annuitization of any policy reinsured with the Reinsurer, the Reinsurer will pay the Reinsured an amount equal to the Reinsurer’s quota share percentage of the policy’s Cash Surrender Value.

Article VIII

Deposits of the Reserve

1.	The Reinsurer shall deposit with the Reinsured the Reinsurer’s quota share percentage of the modified coinsurance reserves for the business reinsured under this Agreement.

2.	For the purpose of this treaty, modified coinsurance reserves are defined in Article X.

3.	Deposits by the Reinsured of reinsurance premium payments into the segmented asset portfolio, in accordance with Article XV, shall satisfy the Reinsured’s obligation thereunder to deposit the reinsurance premiums to the Reinsurer.

Article IX

Interest Credit on Modified Coinsurance Reserve and Modified Coinsurance Reserve Adjustment

1.	The Reinsurer shall receive an interest credit on the modified coinsurance reserve. The amount of the credit will be determined as set forth in Schedule F.

2.	The Reinsured shall receive a modified coinsurance reserve adjustment. The amount of the adjustment will be determined as set forth in Schedule G.

3.	Both the interest credit and the reserve adjustment will be made at the end of each calendar quarter.

Article X

Reserve Basis

1.	The modified coinsurance reserve shall equal the sum of the general account statutory reserve, as defined in 2. below, and the interest maintenance reserve, as defined in 3. below.

2.	The general account statutory reserve shall be calculated by the Reinsured according to the “Commissioner’s Annuity Reserve Valuation Method” as prescribed in the Standard Valuation Law of the Reinsured’s state of domicile and the applicable NAIC Model Regulations and Actuarial Guidelines. The general account statutory reserve shall include any CARVM reserve allowances associated with variable subaccounts that are reported by the Company on the statutory balance sheet with its state of domicile. The general account reserve shall also include required reserves for guaranteed benefits.

3.	The interest maintenance reserve (IMR) shall be calculated by the Reinsured using the methodology currently employed by the Reinsured in preparing its statutory statements.

Article XI

General Provisions

1.	Reinsurance Conditions. The reinsurance is subject to the same limitations and conditions as the insurance under the policy or policies written by the Reinsured on which the reinsurance is based.

2.	Expenses. In no event will the Reinsurer have any liability for any extra-contractual damages that are rendered against the Reinsured as a result of acts, omissions or course of conduct committed by the Reinsured in connection with the annuity contracts reinsured under this Agreement. In addition to any rights in law or equity, the Reinsured agrees to pay, and to protect, indemnify, defend and hold harmless, the Reinsurer and its officers, directors, shareholders, employees and agents from and against, any and all claims, losses, liabilities (including penalties), actions, suits, judgments, demands, costs or expenses {including reasonable fees and expenses of attorneys) of any nature arising out of or relating to the annuity contracts reinsured under this Agreement by reason of (i) any omission or action in connection with the offering, issuance, sale or delivery of such annuity contracts; or {ii) any untrue statement or alleged untrue statement of a material fact (or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements, in light of the circumstances under which they were made, not misleading) made or not made as the case may be in connection with such offer, sale or delivery of such annuity contract. In no event will the Reinsured have any liability for extra-contractual damages against the Reinsurer as a result of acts, omissions, or course of conduct committed by the Reinsurer in connection with the reinsurance of the annuity contracts under this Agreement.

3.	Oversights. Reinsured and Reinsurer agree to mutually negotiate in good faith to correct any inadvertent errors, misunderstandings or oversights that may occur in the performance required by this Agreement.

4.	Inspection. Upon reasonable notice and at reasonable times, the Reinsurer and the Reinsured may inspect the policies, applications, original papers and any other books or documents at the Home Office of the other relating to or affecting reinsurance under this Agreement.

It is mutually agreed by the Reinsured and the Reinsurer that any information that is made available for inspection shall be kept confidential and shall be used solely for the purpose of this Agreement. Under no circumstances may this information be disclosed to, or made available for inspection by, any third party without the prior written consent of the other contracting party.

5.	Assignment or transfer. In no event shall either the Reinsured or the Reinsurer assign any of its rights, duties or obligations under this Agreement without the prior written approval of the other party. Such approval shall not be unreasonably withheld.

In no event shall either the Reinsured or the Reinsurer transfer either the policies reinsured under this Agreement or the reinsurance without the prior written approval of the other party. Such approval shall not be unreasonably withheld.

Notwithstanding the prohibitions in this Article XI, paragraph 5., the Reinsurer may retrocede any portion of its liability hereunder.

6.	If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement shall be construed in accordance with the applicable federal law and the laws of the State of North Carolina.

7.	Premium Taxes. The Reinsurer will not be liable for premium taxes.

8.	Insolvency.

a.	In the event of the declared insolvency of the Reinsured, and the appointment of a domiciliary liquidator, receiver, conservator or statutory successor for the Reinsured, the Reinsurer’s obligation to make payments under this Agreement shall continue. Payments shall be made in the manner, amount, and timing prescribed by this Agreement, with reasonable provision for verification, directly to the Reinsured or its domiciliary liquidator, receiver, conservator or statutory successor, on the basis of the liability of the Reinsured without diminution because of the insolvency of the Reinsured or because the liquidator, receiver, conservator or statutory successor of the Reinsured has failed to pay all or a portion of any claim.

b.	For purposes of paragraph a. above, the Reinsurer and the Reinsured shall consider any balance due and unpaid, whether on account of premiums, allowances, losses or claims expenses, to be mutual debts or credits under this Agreement and will offset, if permitted under the applicable law. Only the balance will be considered in determining the liability of the Reinsurer.

c.	Every liquidator, receiver, conservator or statutory successor of the Reinsured or guaranty fund or association shall give written notice to the Reinsurer of the pendency of a claim involving the Reinsured indicating which of the policies would involve possible liability on the part of the Reinsurer to the Reinsured or its domiciliary liquidator, receiver, conservator or statutory successor, within a reasonable amount of time after the claim is filed in the conservation, liquidation, receivership or other proceeding.

d.	During the pendency of any claim, the Reinsurer may investigate the same and interpose, at its own expense, in the proceeding where that claim is to be adjudicated, any defense or defenses that it may deem available to the Reinsured, to its policyholder, or to any liquidator, receiver or statutory successor of the Reinsured or guaranty fund or association. The expenses thus incurred by the Reinsurer will be chargeable, subject to approval of the applicable court, against the Reinsured as part of the expense of conservation or liquidation to the extent of a pro rata share of the benefit which may accrue to the Reinsured as a result of the defense undertaken by the Reinsurer.

e.	This reinsurance shall be payable directly by the Reinsurer to the Reinsured or to its domiciliary liquidator, receiver, conservator or statutory successor, except as expressly required otherwise by applicable insurance law.

9.	Insolvency of the Reinsurer. In the event of the insolvency, bankruptcy, receivership, rehabilitation or dissolution of the Reinsurer, the Reinsured may retain all or any portion of any amount then due or which may become due to the Reinsurer under this Agreement and use such amounts for the purposes of paying any and all liabilities of the Reinsurer incurred under this Agreement. When all such liability hereunder has been discharged, the Reinsured shall pay the Reinsurer, its successor or statutory receiver, the balance of such amounts withheld as may remain.

Article XII

Recapture

1.	Business reinsured under this Agreement will be eligible for recapture as may be negotiated and mutually agreed by the Reinsured and the Reinsurer or as is provided for in Article VII or Schedule J.

Article XIII

Arbitration

1.	Any controversy or claim arising out of or relating to this Agreement that cannot be settled by negotiation will be settled by arbitration in Chicago, Illinois, unless the parties agree to another location.

2.	There must be three arbitrators who will be active, prior or retired officers of life insurance companies other than the contracting companies or their subsidiaries or affiliates. Each of the contracting companies will appoint one of the arbitrators and these two arbitrators will select the third.

In the event either contracting company fails to choose an arbitrator within thirty (30) days after the other contracting company has given written notice of its arbitrator appointment, the contracting company which has given written notice may choose two arbitrators who shall in turn choose a third arbitrator before entering arbitration. If the two arbitrators are unable to agree upon the selection of a third arbitrator within thirty (30) days following their appointment, each arbitrator shall nominate three candidates within ten days thereafter, and the final selection shall be made by a court of competent jurisdiction from among the submitted names (three each) or any other persons the court finds to be a qualified and impartial arbitrator.

3.	With regard to 2. above, arbitration must be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association that are in effect on the date of delivery of demand for arbitration.

4.	Each contracting company shall pay its arbitrator and its arbitration expenses and the two companies shall share equally the third arbitrator’s expenses.

5.	The award agreed by the arbitrators will be final and binding upon the parties, and judgment may be entered upon it in any court having jurisdiction.

Article XIV

Improper Solicitation of Policy Owners

1.	Neither party shall contact or authorize any other person to contact owners of the policies for the purpose of soliciting surrender of the policies, conversion of the policies to another form of insurance, making policy loans or withdrawals without prior written approval of the other party. This paragraph shall not act to prohibit the Reinsurer or its officers or its employees from selling insurance or annuity products.

2.	The Reinsured will not cause or permit the existence of this reinsurance Agreement to be communicated to any current or prospective policyholder without the prior written approval of the Reinsurer, except as where required by state or federal laws.

Article XV

Segmented Asset Portfolio

1.	The Reinsured shall establish an internally segmented asset portfolio on its investment management system (“segmented portfolio”) for the benefit of the Reinsurer. The Reinsured shall deposit reinsurance premium payments directly into the segmented portfolio. Deposits by the Reinsured of reinsurance premium payments directly into the segmented portfolio shall constitute payment by the Reinsured of such premiums to the Reinsurer and shall satisfy the Reinsured’s obligation hereunder to pay such premiums to the Reinsurer. The segmented portfolio as of the effective date of this Agreement is listed in Schedule K.

2.	The assets in the segmented portfolio shall be invested and reinvested pursuant to the Investment Philosophy and Guidelines (“investment policy”) set forth in Schedule I. Changes to the investment policy shall require the prior written approval of both the Reinsured and the Reinsurer.

3.	The assets in the segmented portfolio shall be managed to maintain the aggregate statutory admitted value of assets at a level at least equal to the modified coinsurance reserve for the policies reinsured under this Agreement. If, at the end of any calendar quarter, the aggregate statutory admitted value of assets in the segmented portfolio is less than the required reserve, the Reinsured shall immediately deposit cash or assets in an amount equal to the shortfall to the segmented portfolio. Likewise, if the aggregate statutory admitted value of assets in the segmented portfolio is greater than the required reserve, the Reinsured may immediately withdraw cash or assets in an amount equal to the excess in the segmented portfolio. Notwithstanding the deposit and withdrawal requirements of this paragraph, the Reinsured may ignore any shortfall or excess that is less than the greater of (a) $4 million, or (b) one-half of one percent (0.50%) of the required reserve amount.

4.	The Reinsurer may, at its option, by giving written notice to the Reinsured, cause the Reinsured to establish a trust account (the “reinsurance trust”) for the benefit and security of the Reinsurer. The reinsurance trust shall be formed according to the following principles:

a.	The use of an internally segmented asset portfolio is beneficial to the Reinsurer. It is less expensive to maintain and provides for an equitable distribution of investment experience between the Reinsurer and the Reinsured. The Reinsurer should use discretion in exercising its option to form a reinsurance trust. The Reinsurer should believe that there is a reasonable probability that the Reinsured can not or will not perform the duties or make the payments required by this Agreement. A substantial ratings downgrade, a consistent failure to perform required duties, a consistent failure to make required payments, or a significant change in ownership or management are examples of events that might trigger such a belief.

b.	The purpose of the reinsurance trust shall be to ensure that the Reinsurer is not obligated to make payments to the Reinsured for benefits, commissions and expenses without the benefit of assets and investment income arising from premiums retained and invested by the Reinsured.

c.	The terms of the reinsurance trust shall not enable either the Reinsurer or the Reinsured to enjoy profits or suffer losses that are materially different from what is intended by the workings of this Agreement. In particular, withdrawals of assets from the reinsurance trust by either party shall be subject to conditions and restrictions specified by written amendment to this Agreement and by the reinsurance trust document.

d.	The assets transferred to the reinsurance trust shall be a subset of the assets in the segmented portfolio. Whole assets shall be transferred. On the date of transfer, the assets shall have an aggregate statutory admitted value at least equal to the modified coinsurance reserve for the quota share of policies reinsured under this Agreement. In so far as it can be achieved, the transferred assets shall be representative of the quality, yield, and duration of assets in the segmented portfolio. The Reinsurer shall pay all trustee/custodial fees for the reinsurance trust account.

e.	The reinsurance trust shall be established on terms acceptable to the Reinsured and the Reinsurer.

5.	Subsequent to the date of transfer, if any, of assets into the reinsurance trust, the Reinsured shall deposit premium payments (net of commission and expense allowances and benefit payments) directly into the reinsurance trust account. Deposits by the Reinsured of premium payments directly into the reinsurance trust shall constitute payment by the Reinsured of such premiums to the Reinsurer and shall satisfy the Reinsured’s obligation hereunder to pay such premiums to the Reinsurer.

6.	The assets in the reinsurance trust shall be invested and reinvested pursuant to the Investment Philosophy and Guidelines (“investment policy”) set forth in Schedule I. Changes to the investment policy shall require the prior written approval of both the Reinsured and the Reinsurer.

7.	The assets in the reinsurance trust shall be managed to maintain the aggregate statutory admitted value of assets at a level at least equal to the modified coinsurance reserve for the quota share of the policies reinsured under this Agreement. If, at the end of any calendar quarter, the aggregate statutory admitted value of assets in the reinsurance trust is less than the required reserve, the Reinsured shall immediately deposit cash or assets in an amount equal to the shortfall to the reinsurance trust. Likewise, if the aggregate statutory admitted value of assets in the reinsurance trust is greater than the required reserve, the Reinsured may, with the approval of the Reinsurer, withdraw cash or assets in an amount equal to the excess in the reinsurance trust. The permission of the Reinsurer to withdraw excess funds shall not be unreasonably withheld. Notwithstanding the deposit and withdrawal requirements of this paragraph, the Reinsured may ignore any shortfall or excess that is less than the greater of (a) $1 million, or (b) one-half of one percent (0.50%) of the required reserve amount.

8.	For purposes of maintaining the appropriate level of assets in the segmented portfolio or the reinsurance trust according to this Article XV, statutory admitted asset value shall be determined in accordance with the Reinsured’s standard practice and modified coinsurance reserve shall be determined in accordance with Article X.

Article XVI

Interest Credited On the Policies

1.	Crediting rates for the fixed subaccounts of the policies shall be set by the Reinsured.

Article XVII

DAC Tax - Section 1.848-2(g)(8) Joint Election

The Reinsured and the Reinsurer hereby agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations issued December 1992, under Section 848 of the Internal Revenue Code of 1986, as amended. This election shall be effective for the taxable year ending December 3lst,2001 and for all subsequent taxable years for which this Agreement remains in effect unless such election is terminated by mutual written agreement of the parties hereto with the consent, if required, of the Commissioner of the Internal Revenue Service.

1.	As used in this Article XVII, the term “party” will refer to either the Reinsured or the Reinsurer as appropriate.

2.	The terms used in this Article are defined by reference to Regulation Section 1.848-2 in effect December 1992. The term “net consideration” will refer to either net consideration as defined in Treasury Regulation Section 1.848-2(f) or “gross premium and other consideration” as defined in Treasury Regulation Section 1.848-2(b).

3.	The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848 (c)(1).

4.	Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or as otherwise required by the Internal Revenue Service.

5.	The Reinsured will submit a schedule to the Reinsurer by July 1 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Reinsured stating that the Reinsured will report such net consideration in its tax return for the preceding calendar year.

6.	The Reinsurer may contest such calculation by providing an alternative calculation to the Reinsured in writing within 30 days of the Reinsurer’s receipt of the Reinsured’s calculation. If the Reinsurer does not so notify the Reinsured, the Reinsurer will report the net consideration as determined by the Reinsured in the Reinsurer’s tax return for the previous calendar year.

7.	If the Reinsurer contests the Reinsured’s calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date the Reinsurer submits its alternative calculation. If the Reinsured and the Reinsurer reach agreement on an amount of net consideration, each party shall report such amount in their respective tax returns for the previous calendar year. If the parties fail to reach agreement on an amount of net consideration, the dispute shall be resolved by arbitration as provided in Article XIII.

Article XVIII

Duration of Agreement

1.	This Agreement may be terminated with respect to new policies by either company giving ninety (90) days’ written notice of termination on or after April 1, 2001. The day the notice is deposited in the mail addressed to the Home Office or to an Officer of either company will be the first day of the ninety (90) day period.

2.	During the ninety (90) day period, this Agreement will continue to remain in force.

3.	After termination, the Reinsurer and the Reinsured shall remain liable for-all reinsurance that became effective prior to the termination of this Agreement.

Article XIX

Entire Agreement; Waiver of Breach

1.	This Agreement, which shall include any reinsurance trust agreement established pursuant to Article XV, shall constitute the entire agreement between the parties with respect to the business being reinsured hereunder. There are no understandings between the parties other than as expressed in this Agreement. Any change or modification to this Agreement shall be null and void unless made by amendment to this Agreement and signed by both parties.

2.	Any waiver by any party hereto of a breach by the other party of any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any subsequent breach. No waiver shall be valid unless in writing and signed by the party exercising such waiver.

ARTICLE XX

Execution

In witness of the above, this Agreement is signed at the dates and places indicated and shall be effective as of April 1, 2001. The signing parties agree with all the terms and conditions of this Agreement except that the initial ceding commission in Schedule C, the recapture factors in Schedule J, and the Schedule K shall be decided at a later date.

For TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY (Reinsured)

at Cedar Rapids, Iowa

On June 29, 2001.

By:
Title:	Vice President

For UNION HAMILTON REINSURANCE LIMITED (Reinsurer)

at Charlotte, North Carolina

on 6/29/01, 2001.

By:
Title:	CEO
By:
Title:

Schedule A

Business Reinsured

1.	The business reinsured must be the subject of General Agent Agreements between First Union subsidiaries and affiliates and Transamerica Life Insurance and Annuity Company including, but not limited to, the following legal entities:

First Union Brokerage Securities, Inc.

Water Street Insurance Agency, Inc.

First Union Mortgage Corporation

First Fidelity Insurance Securities, Inc.

Old York Agency, Inc.

Skyhawk Agency, Inc.

All such business shall be included unless specifically excluded from this Schedule A by amendment.

2.	Annuity Plans

Plan Codes for Portfolio Select Variable Annuity

FPSFGl	FPSFSl	FPSFPl
FPSSPl	FPSUGl	FPSUSl
FPSUPl	FPUSPl	FFUOGl
FFUOS1	FFUOP1	FFUSPl
FBFOG2	FBFOS2	FBFOP2
FBFSP2	FPSFG2	FPSFS2
FPSFP2	FPSSP2	FFUOG2
FFUOS2	FFUOP2	FFUSP2
FPSUG2	FPSUS2	FPSUP2
FPUSP2	FPSQG3	FPSQS3
FPSQP3	FPQSP3	FPSQG4
FPSQS4

Schedule B

Basis of Reinsurance

1.	The amount of reinsurance under this Agreement shall be the Reinsurer’s quota share percentage and the reinsurance basis, as shown below, of the liability of the Reinsured on all policies in the forms listed in Schedule A.

Reinsurance Basis: Modified Coinsurance

Quota Share Percentage: 50%

2.	The Reinsurer’s quota share percentage applicable to new business may be changed under the following conditions:

a.	Reinsurer may reduce their quota share percentage with ninety (90) days notice given to the Reinsured. However, unless approved by the Reinsured,

(1)	the quota share percentage may not be changed more than once each twelve months, and

(2)	the quota share percentage may not be less than 25%.

b.	Reinsurer may not increase their quota share percentage unless approved by the Reinsured.

The basis of reinsurance and the quota share percentage for all in force business at the time of the change for new business will remain unaffected.

Schedule C

Initial Ceding Commission

On April lst, 2001, Reinsurer will pay an initial ceding commission of $x to Reinsured as consideration for the business in force. To be provided at a later date

Quarterly Commission and Expense Allowances

1.	All expense allowances shown in Items 2. - 8. below shall be multiplied by the quota share percentage (expressed as a fraction) applicable to the business reinsured.

2.	In addition to the quota share adjustment specified in 1. above, the expense allowances shown in Items 3., 5 . , and 6. below shall be further adjusted as follows:

a.	If the quota share percentage is less than or equal to 25%, then multiply by 1.00.

b.	If the quota share percentage is greater than 25%, but less than or equal to 50%, then multiply by 1.25.

c.	If the quota share percentage is greater than 50%, then multiply by 1.50.

3.	The Reinsurer will grant the Reinsured the following acquisition (includes policy issue, legal, product development, and product filing) allowances:

a.	$120 per policy issued, payable once, plus

b.	0.30% of premium received, payable on each premium deposit.

4.	The Reinsurer shall grant the Reinsured the allowance equal to 0.30% of premium received, payable on each such premium deposit, to cover the Reinsured’s proxy DAC tax costs.

5.	The Reinsurer shall grant the Reinsured a maintenance expense allowances equal to $20 per policy, each calendar quarter, on the average number of policies in force during that calendar quarter.

Schedule C (Cont’d)

6.	The Reinsurer will grant the Reinsured the following transaction expense allowances:

a.	$60 per policy terminated by death, payable on each death claim processed, plus

b.	$20 per policy terminated by surrender or annuitization, payable once on each such processed claim, plus

c.	$20 per partial withdrawal, payable once on each processed withdrawal, plus

d.	$4 per systematic partial withdrawal, payable once on each processed withdrawal.

7.	The Reinsurer shall reimburse the Reinsured for any:

a.	Asset Generation and Retention Service Fees paid to General Agents.

b.	Commissions including asset-based trail commissions paid to General Agents

c.	Guarantee fund assessments paid by the Reinsured as a result of a state-managed insolvency.

d.	Fees for Wholesaling and Relationship Management.

The expenses shown in 3., 5., and 6. above have not been finalized. I need to get with Gene for the appropriate factors for the variable product.

Schedule D

Quarterly Periodic Report

A.	Due Reinsurer

(1)	Gross Premiums Ceded (including Premium Refunds)

(2)	Net transfers from (to) Separate Account

(3)	Interest Credit on Modified Coinsurance Reserve (per Article IX and Schedule F)

(3)	Total Amount Due Reinsurer = (1) + (2) + (3)

B.	Due Reinsured

(1)	Commission and Expense Allowances (per Article V and Schedule C)

(a)	Commissions - % of Premium

(b)	Commissions - % of Fund

(c)	Wholesaling and Relationship Management Fees - % of Fund

(d)	Asset Generation and Retention Service Fees

(e)	Acquisition Expense Allowance - Per Policy Issued

(f)	Acquisition Expense Allowance - % of Premium

(g)	DAC Tax Allowance - % of Premium

(h)	Maintenance Expense Allowance - Per Policy Inforce

(i)	Transaction Allowance - Per Surrender

(j)	Transaction Allowance - Per Withdrawal

(k)	Transaction Allowance - Per Systematic Withdrawal

(l)	Transaction Allowance - Per Death

(m)	Transaction Allowance - Per Annuitization

(n)	Guarantee Fund Assessments

(2)	Benefits Ceded (per Article V)

(a)	Surrenders (including surrenders due to nursing home confinement, hospitalization, or terminal illness diagnosis)

(b)	Annuitizations

(c)	Partial Withdrawals (including systematic withdrawals, penalty free withdrawals and withdrawals due to nursing home confinement, hospitalization, or terminal illness diagnosis)

(d)	Death Benefits

(3)	Modified Coinsurance Reserve Adjustment (per Article IX and Schedule G)

(4)	Total Amount Due Reinsured = (1) + (2) + (3)

C.	Balance During the Period = A. (3) - B. (4)

If positive, the balance is due to be paid by the Reinsured.

If negative, the balance is due to be paid by the Reinsurer.

The above information shall be provided by the Reinsured on an aggregate basis. The underlying data shall be made available to the Reinsurer on supporting workpapers upon request.

Schedule D (continued)

Quarterly Periodic Report

D.	Informational Reports

(1)	Reserve Report showing the Statutory Reserves, Account Values and Surrender Values

(2)	Production Report showing premiums submitted, the number of policies in force at the beginning of the quarter, the number of policies issued, the number of policies terminated by death and surrender, the number of withdrawals (partial and systematic) and the number of policies in force at the end of the quarter.

(3)	Investment Earnings Report showing the calculation of the Interest Credit on Modified Coinsurance Reserve (per Article IX and Schedule F) including gross investment income, amortization of premium and discount, realized and unrealized gains and losses, investment expense.

(4)	Portfolio asset listing

(5)	Portfolio summary report showing the asset mix, admitted value, and other information as needed to judge the adherence of the Reinsured to the Investment Philosophy and Guidelines (per Schedule I).

(6)	Any other information necessary to complete investment accounting.

Schedule E

Regulatory / Tax / Due Diligence Reporting

A.	The Reinsured shall provide the Reinsurer with the additional information required for the Reinsurer to file reports with its regulatory and tax officials. Except as is provided in Article XVII, such information will be provided to the Reinsurer within thirty (30) days of the date that a detailed written, facsimile, or e-mail communication describing the information that is needed is received by the Reinsured.

B.	The Reinsured shall provide such other general information that is requested by the Reinsurer for the purpose of due diligence. Examples of such information include, but are not limited to, audited financial statements, actuarial opinions, actuarial memoranda, and rating agency reports. The Reinsured is only required to provide such information if it has been developed for a purpose other than the Reinsurer’s request. Nothing in this paragraph of this Schedule E requires that the Reinsured conduct special studies or develop new information. Such information will be provided to the Reinsurer within thirty (30) days of the date that a detailed written, facsimile, or e-mail communication describing the requested information is received by the Reinsured.

C.	The Reinsurer shall provide such general information that is requested by the Reinsured for the purpose of due diligence. Examples of such information includes, but is not limited to, audited financial statements, actuarial opinions, actuarial memoranda, and rating agency reports. The Reinsurer is only required to provide such information if it has been developed for a purpose other than the Reinsured’s request. Nothing in this paragraph of Schedule F requires that the Reinsurer conduct special studies or develop new information. Such information will be provided to the Reinsured within thirty (30) days of the date that a detailed written, facsimile, or e-mail communication describing the requested information is received by the Reinsurer.

D.	Nothing in this Schedule E shall prevent the Reinsurer or the Reinsured from establishing standing requests for quarterly information.

Schedule F

Interest Credit On Modified Coinsurance Reserve

The amount of the interest credit payable by the Reinsured to the Reinsurer will be calculated as (a) times (b), where:

(a)	=	(Gross Investment Income - Investment Expense)

(b)	=	Average Modified Coinsurance Reserves / Average Statutory Admitted Value of the Assets

where all items are determined for the quarterly reporting period and are defined as follows:

Gross Investment Income, linked to assets supporting the liabilities of the reinsured business in the segmented portfolio (or reinsurance trust), is calculated based upon the methodology currently employed by the Reinsured in determining gross investment income (before investment expense) for its statutory statement. Gross Investment Income shall include realized gains and losses and changes in admitted asset value (i.e. accrual of discount, amortization of premium, and changes in the difference between book and admitted value).

Investment Expense is the expense associated with assets in the segmented portfolio (or reinsurance trust) calculated according to charges and methods specified in Investment Expenses (per Schedule H)

Statutory Admitted Value of the Assets includes all assets that were included in calculating the Gross Investment Income above.

Modified Coinsurance Reserves are the quota share of modified coinsurance reserves (calculated as defined in Article X) for the policies reinsured by this Agreement.

If the average modified coinsurance reserve for any quarter is less than zero, then (a) above shall equal the 25% of the sum of the average rate credited on policyholder accounts during the quarter and 200 basis points, and (b) above shall equal the average modified coinsurance reserve for the quarter.

Schedule G

Modified Coinsurance Reserve Adjustment

The reserve adjustment will be calculated as shown below for item G as follows :

Increase in Mod-Co Reserve Payable by the Reinsurer to the Reinsured:

A.	General Account Statutory Reserve (BOQ)

B.	Interest Maintenance Reserve (BOQ)

C.	Modified Coinsurance Reserve (BOM) (A. + B.)

D.	General Account Statutory Reserve (EOQ)

E.	Interest Maintenance Reserve (EOQ)

F.	Modified Coinsurance Reserve (EOQ) (D. + E.)

G.	Increase in Mod-Co Reserve ( F. - C.)

H.	Average Modified Coinsurance Reserve (C.+ F.) / 2

Schedule H

Investment Expense Charges

1.	The amount of investment expense charge payable by the Reinsurer to the Reinsured will be calculated as (a) times (b), where:

(a)	=	Average Modified Coinsurance Reserves

(b)	=	.0004

where (a) is determined for the quarterly reporting period.

Modified Coinsurance Reserves is defined as the quota share of modified coinsurance reserves (calculated as defined in Article X) for the policies reinsured by this Agreement. The Average Modified Coinsurance Reserve shall be calculated as shown in Item H. of Schedule G.

2.	It is understood that the investment expense charge is related to the types of assets in the segmented portfolio. If the Reinsurer initiates a change in the Investment Philosophy and Guidelines and Schedule I is amended, then the investment expense charge will be renegotiated. However, the investment expense factor shown in 1.(b) above in this Schedule H shall not exceed .0006.

Schedule I

Investment Philosophy and Guidelines

This Schedule documents the investment strategies that have been adopted by the Reinsured and the Reinsurer under this Agreement. Assets in the segmented portfolio (or reinsurance trust) will be managed in accordance with the specifications outlined below.

Investment Objective

The segmented portfolio shall seek the highest possible total return within the confines of the primary goal of ensuring the protection of capital.

New Purchases

Although every effort will be made to remain within the quality, diversification, and other standards outlined below in this Schedule I, it is understood that this may not be possible for small asset portfolios. Nevertheless, at no time while the segmented portfolio is at least $250 million in statutory admitted asset value will purchases be made that will allow the segmented portfolio to diverge from the standards outlined below without the consent of the Reinsurer.

Investment Constraints

The segmented portfolio will consist of fixed-income securities (including private placements) and commercial mortgage loans.

The percentages stated in this section of this Schedule I are based on statutory admitted asset value.

The fixed-income securities in the segmented portfolio shall have a weighted average quality rating of “A-” or better. No more than 40% of the fixed-income securities will be invested in BBB-rated securities. No more than 10% of the fixed-income securities will be invested in securities with quality ratings below BBB-.

Commercial mortgages shall not exceed 20% of the portfolio.

Name and size limitations shall be 5% of the portfolio.

No investments will be made in real estate (unless acquired through foreclosure of a commercial mortgage), equity related securities, or securities issued by parents, affiliates, or subsidiaries of the Reinsured or the Reinsurer.

Schedule I (continued)

Liquidity

Sufficient liquidity shall be maintained such that plausible negative cash flows can be covered through the ability to sell segmented assets.

Asset Liability Matching

The weighted average duration of the segmented portfolio shall be within 0.5 year of the liability benchmark duration set by the Reinsured.

A general investment goal shall be to maintain a segmented asset portfolio such that an actuary rendering an asset adequacy opinion in accordance with relevant Actuarial Standards of Practice (ASOPs) could render an unqualified opinion.

Schedule J

Reinsured’s Option to Recapture

Reinsured will monitor the premium received from the Portfolio Select Variable Annuity and any other variable deferred annuities reinsured under the Agreement. If, at the end of each calendar year, the premium retained by Reinsured under this Agreement is less than $125 million, then Reinsured shall have the option to recapture all reinsurance ceded for the consideration specified below in this Schedule J. Reinsured may exercise its option by notice to Reinsurer during the first 60 days of each calendar year beginning with calendar year 2002.

The Reinsured’s option to recapture shall be voided by either of the following conditions:

1.	If the total annual deferred annuity premium produced by Distributor and retained by Reinsured that is the subject of this and similar reinsurance arrangements between member companies of the AEGON USA Insurance Group (which includes Transamerica Life Insurance Company) and Union exceeds $200 million.

2.	If when requested by the First Union Insurance Group (“Distributor”), the Reinsured has not provided reasonable product or product modifications (“Product”) in a timely manner. All Product requests shall be made in writing. Product requests shall be limited to one fixed deferred annuity product or product modification each calendar year unless Reinsured agrees to waive this restriction. Product requests shall be complete and specify all product features and compensation.

The Reinsured shall make all decisions regarding the price to be charged for each Product.

The Reinsured may decline to provide any Product if, at its sole discretion, such Product (i) is not adequately defined by the Distributor, (ii) would do damage to the reputation of the Reinsured, (iii) would create legal or market conduct problems with policyowners or state insurance regulators, (iv) would make it difficult or impossible to gain state approvals or perform system modifications in a timely or cost-effective manner, or (v) would not be expected to meet the Reinsured’s pricing requirements.

Declinations of Product requests by Reinsured shall be made in writing within 30 days after the receipt of the original Product request. Such declinations shall specify Reinsured’s reasons and shall give alternatives.

After the Product design has been finalized to the satisfaction of both parties, the Product shall be available for sale after the period needed for state approvals and system modifications, if any. Such period of time shall be negotiated by the Distributor and the Reinsured on each Product, but shall not exceed six months measured from the date that the Product design was finalized, unless a later date is agreed to by both parties.

It is understood that the Reinsured cannot control the priorities or resources of any state insurance department for reviewing and approving products. Thus, it can be expected that some states will not have approved the product within the negotiated period. The lack of such approval shall not constitute a failure of the Reinsured to deliver the Product in a timely manner so long as Reinsured shall have filed for state approval and responded to state objections in a timely manner.

In addition, it is understood that the Reinsured cannot guarantee the approval of any particular Product design by all states. Thus, some state variations to the original Product design can be expected. The existence of such state variations shall not constitute a failure of the Reinsured to deliver the Product in a timely manner so long as Reinsured shall have filed for state approval and negotiated state variations in a timely manner.

The Distributor and Reinsured shall commit to negotiate Product design and compensation issues in an amicable and timely fashion. However, failure of the parties to reach agreement shall not void Reinsured’s option to recapture.

The recapture consideration shall be the sum of the products of the percentage below applied to the in force quota share of policyowner account values separated into policy year duration on the date of recapture:

Policy Year	Percentage

To be provided later

Schedule K

Initial Segmented Portfolio

Cusip	Name	Coup	Mat Date	Rating	Stat Book	Par Value	YLD

To be provided later